UNILIFE CORPORATION
250 CROSS FARM LANE
YORK, PA 17406
T + 1 717 384 3400
December 22, 2010
Via Edgar and Facsimile (202-7729349)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4561
Attn:   Mr. Russell Mancuso and Mr. Joseph McCann

Re:	Unilife Corporation Amendment No. 3 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-167631
Dear Sirs:
In connection with the above-referenced filing, Unilife Corporation, a Delaware corporation (the “Company”), hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4517.

UNILIFE CORPORATION
By:	/s/ R. Richard Wieland
R. Richard Wieland
Executive Vice President & Chief Financial Officer